[MORRISON & FOERSTER LETTERHEAD]

May 26, 2005	Writer’s Direct Contact (650) 813-5615 plion@mofo.com

By U.S. Mail and Facsimile

Mark Webb
Legal Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Global Cash Access Holdings, Inc.
Form S-1 Filed on March 22, 2005
File Number 333-123514

     Dear Mr. Webb:

On behalf of our client, Global Cash Access Holdings, Inc. (“Company”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 21, 2005. The following discussion and answers to your comments have been presented in numbered paragraphs to conform to the numbered paragraphs in your letter. For the convenience of the Staff, we have set forth the Staff’s comments fully identified in bold and italicized type immediately prior to each response.

General

1.	We will process your amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendments when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented on and we may take a significant amount of time to review your document.

RESPONSE: The Company notes the Staff’s comment and will plan accordingly.

2.	Please include a cover letter in your next submission and label it as correspondence when filed on EDGAR.

Mark Webb
May 26, 2005
Page Two

RESPONSE: The Company has complied with the Staff’s comment by providing this cover letter labeled as correspondence when filed on EDGAR.

3.	You should use no type size smaller than the one that predominates in the filing. Currently, you use a smaller size type for some financial information. Please revise.

RESPONSE: The Company has complied with the Staff’s comment by revising the registration statement wherever possible so that the type size is consistent throughout. The Company notes that, due to the width of some of the tables of financial information, a smaller type size is required in order to fit the tables within the boundaries of the printed page.

Cover Page

4.	Please revise your disclosure of the calculation of the registration fee for purposes of the guaranty in accordance with our telephone conversation.

RESPONSE: The Company has complied with the Staff’s comment, consistent with our telephone conversation, by withdrawing the guarantee as a security to be registered under the registration statement.

Prospectus Summary — page 1

5.	Please remove the second sentence of the first paragraph. In addition, please refrain from using “certain” in describing your disclosure throughout the registration statement. Refer to Rule 421(b).

RESPONSE: The Company has complied with the Staff’s comment by removing the second sentence of the first paragraph. See page 1. The Company has complied with the Staff’s comment by eliminating or revising the use of “certain” in many locations throughout the registration statement.

6.	You mention the importance of your “3-in-1 rollover” functionality. Please refer the reader to page 58 for the full explanation of its functioning and importance.

RESPONSE: The Company has complied with the Staff’s comment by adding a cross-reference to the full explanation of the functioning and importance of the “3-in-1 rollover” functionality beginning on page 66. See page 1.

Mark Webb
May 26, 2005
Page Three

Risk Factors — page 8

7.	Some of your risk factors contain language like “we cannot assure” a certain result when the real risk is not your inability to give assurance, but the underlying situation. Please revise to eliminate this and similar language.

RESPONSE: The Company has complied with the Staff’s comment by eliminating “we cannot assure” and similar language from the risk factors.

8.	Please consider adding a risk factor about the extensive amount of business you do with affiliates.

RESPONSE: The Company has considered the Staff’s comment and believes that the risk factor captioned “Certain providers upon whom we are dependent are under common control with M&C International, the loss of which could have a material adverse effect on our business” adequately describes the risks associated with the extensive amount of business the Company does with affiliates. See page 15.

We depend on key personnel and they would be difficult to replace — page 16

9.	You mention that the loss of “other members” of your senior management team would have a material adverse effect on your business. The loss of all members of senior management teams could have a material adverse effect on business. Please identify only those members whose loss would have a material adverse effect on business.

RESPONSE: The Company has complied with the Staff’s comment by identifying Messrs. Sanford and Hagerty as the only members of senior management the loss of whom would have a material adverse effect on the Company’s business. See page 17.

Many of the financial services that we provide are subject to extensive rules and... — page 22

10.	Consider including in your description that regulatory authorities may prohibit gambling and gaming activities altogether (not just issuing rules that impair cash access services).

RESPONSE: The Company has complied with the Staff’s comment by adding the suggested disclosure to the first risk factor under the caption “Risks Related to the Industry”. See page 21.

Mark Webb
May 26, 2005
Page Four

If consumer privacy laws change, or if we are required to change our business... — page 23

11.	We note your description of risks associated with privacy legislation. Consider describing the risks from disseminating non-public personal information to the public such as the recent situations in which some companies that collect and retain personal information inadvertently disclosed such information to the public. We note that you use Internet-based products (QCP Web, etc.).

RESPONSE: The Company has complied with the Staff’s comment by adding a description of the risks associated with disseminating non-public personal information. See page 24.

Dilution — page 31

12.	In the footnotes to the table, please give effect to the information about outstanding options you currently exclude.

RESPONSE: The Company has complied with the Staff’s comment by adding disclosure beneath the table that gives effect to the outstanding options that are excluded from the dilution calculations in the table. See pages 32 and 33.

13.	Please include the table comparing the effective cash contribution of insiders and the public required by Item 506 of Regulation S-K.

RESPONSE: The Company has complied with the Staff’s comment by adding a table that compares the consideration paid by existing stockholders to the consideration paid by new investors, and the resultant average prices per share. See page 32.

Management’s Discussion and Analysis of Financial Condition and Results of ... — page 36

14.	Given the impact of the substantial change in your financial condition over the past fiscal year, please describe the increase in such items as the deferred income taxes (almost half of your assets) and the fact that you now have an accumulated deficit and a deficiency in shareholders’ capital. Refer to Item 303 of Regulation S-K regarding financial condition.

RESPONSE: The Company has complied with the Staff’s comment by discussing the noted matters in greater detail. See page 54.

Mark Webb
May 26, 2005
Page Five

Overview — page 36

15.	The discussion and analysis of known trends, demands, commitments, events and uncertainties help in an understanding a company’s performance. Please provide your assessment regarding any trends, demands or uncertainties concerning your results of operation, financial condition or cash flows. Refer to III.B.3 of Release Number 33-8350 regarding MD&A, dated December 29, 2003.

RESPONSE: The Company has complied with the Staff’s comment by including its assessment of trends, demands and uncertainties concerning its results of operation, financial condition or cash flows. See page 40.

Business — page 49
Competitive Strengths — Industry Leader — page 51

16.	You state throughout the registration statement that you have a leading market share. Please describe what percentage of the market you control compared with your competitors which are discussed on page 62.

RESPONSE: The Company has considered the Staff’s comment and has concluded that while it can support its position that it has a leading market share, it cannot ascertain the exact percentage of its market share with sufficient precision to include in the registration statement, primarily because of the lack of reliable information as to the overall size of the market. The Company is unaware of any third party publication of exact market size and market share statistics. However, the Company believes that it has a leading market share in that it provides cash access products and related services at approximately 960 gaming establishments worldwide, including those of the seven of the top 10 gaming operators in the United States and three of the top four gaming operators in the United Kingdom based on their 2004 revenues. In general, the Company’s contracts with these gaming establishments are exclusive and global.

In addition, the Company supports its position that it has a leading market share by comparison of its revenues to those of its principal competitors. Accordingly, the Company supplementally provides the Staff with the following information in support of its statement in the registration statement that it has a leading market share compared to the competitors identified on page 71:

The Company’s 2004 revenue was approximately $403 million.

In its February 20, 2004 press release, Certegy Inc. announced that its acquisition of Game Financial Corporation was expected to add approximately $50 million in annualized revenue.

In its March 23, 2005 press release, Cash Systems, Inc. announced 2004 revenues of $48.4 million.

Global Payments Inc. does not publicly report its revenues attributable to the Cash & Win service with which we compete. However, in its quarterly report on Form 10-Q filed on February 25, 2005, Global Payments Inc. reported that it acquired sole ownership of the Cash & Win service by acquiring Comerica Bank’s 49% interest in

Mark Webb
May 26, 2005
Page Six

Cash & Win for $7.8 million. Based upon the valuation implicit in this acquisition price, the Company believes that the revenues attributable to the Cash & Win service are far less than the Company’s 2004 revenue of approximately $403 million.

Our Business — page 53

17.	Consider disclosing or referring the reader to where in the registration statement (e.g., Note 12 on page F-26) you discuss the percentage revenues and income and market share according to your business segments or products.

RESPONSE: The Company has complied with the Staff’s comment by referring the reader to Note 12 of the financial statements for a presentation of the results of operations and total assets by business segment. See page 61.

Senior Subordinated Notes Offering — page 86

18.	Please state how much you paid Banc of America Securities for the offering.

RESPONSE: The Company has complied with the Staff’s comment by disclosing the amount of arrangement fees and related expenses paid to Banc of America Securities in connection with the offering of senior subordinated notes. See page 95.

Senior Secured Credit Facilities — page 86

19.	Please state the terms of the loans.

RESPONSE: The Company has complied with the Staff’s comment by updating the description of the senior secured credit facilities to reflect the recent amendment and restatement. The Company notes that the five-year term of the revolving credit facility and the six-year term of the term loan were unchanged by the amendment and restatement. See pages 95 and 96.

Principal and Selling Shareholders — page 92

20.	Please disclose whether or not any of your selling shareholders is a registered brokerdealer, e.g., Bank of America Corporation, or an affiliate of a broker-dealer.

RESPONSE: The Company has complied with the Staff’s comment by adding disclosure to identify Bank of America Corporation as an affiliate of a broker-dealer. See page 104. Entities affiliated with Summit Partners, Tudor Investment Corporation and/or HarbourVest Partners may hold private equity investments in broker-dealers, and as such, may be deemed to be affiliates of broker-dealers. Each such broker-dealer affiliate purchased the securities to be sold in this offering in the ordinary

Mark Webb
May 26, 2005
Page Seven

course of business and, at the time of that purchase, had no agreements or understanding, directly or indirectly, with any person to distribute those securities.

21.	Please identify the three members of the investment committee of Summit Master.

RESPONSE: All of the members of Summit Master Company LLC are named in footnote 8 on pages 103 and 104. As discussed in footnote 8, no single member of the investment committee has voting or dispositive authority over the shares and therefore no single member of the investment committee would be deemed a beneficial owner of such shares. As such, the Company believes that no further disclosure is required.

22.	For all entities that are not public companies, please identify the natural persons who are the beneficial owners.

RESPONSE: The Company has considered the Staff’s comment.

The Company believes that footnote 7 on page 103 identifies the natural persons who are beneficial owners of shares held by M&C International.

The Company believes that footnote 8 on pages 103 and 104 identifies the beneficial owners of shares held by Summit Partners.

The Company believes that footnote 9 on page 104 identifies the beneficial owners of shares held by entities affiliated with Tudor Investment Corporation.

The Company has revised footnote 10 on page 104 to identify the beneficial owners of shares held by HarbourVest Partners VI-Direct Fund L.P.

The Company believes that footnote 12 on page 104 identifies the beneficial owners of shares held by entities affiliated with General Motors Investment Management Corporation.

Except as disclosed in the footnotes on pages 103 and 104, no other natural person has the power to direct the voting and disposition of shares held by any other non-public entity, and thus no other natural persons would be deemed beneficial owners.

Description of Guarantee — page 100

23.	Consider including in your section on risk factors that, upon consummation of this offering, your guaranty of Global Cash Access, Inc.’s obligations under the senior subordinated notes will increase your credit risk.

Mark Webb
May 26, 2005
Page Eight

RESPONSE: The Company has complied with the Staff’s comment by adding disclosure of the increased credit risk resulting from the Company’s guarantee of the senior subordinated notes to the risk factor captioned “Our substantial indebtedness could materially adversely affect our operations ...” beginning on page 12.

Item 17. Undertakings — page II-3

24.	Please identify “commission” as the SEC or the Securities and Exchange Commission.

RESPONSE: The Company has complied with the Staff’s comment by identifying the Commission as the Securities and Exchange Commission. See page II-3.

Exhibit 5.1

25.	The last sentence in the second paragraph is inappropriate; please delete it.

RESPONSE: The Company has complied with the Staff’s comment by deleting the last sentence of the second paragraph as well as the reference to the Delaware General Corporation Law. See page 1 of Exhibit 5.1.

26.	Please confirm supplementally or amend your opinion to make clear that it covers judicial decisions on Delaware corporate law as well.

RESPONSE: Reference is made to the response to comment 25 above.

Sincerely,

/s/ Paul “Chip” L. Lion III

Paul “Chip” L. Lion III

cc: Harry Hagerty